

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2021

Jay R. Venkatesan, M.D.
Chief Executive Officer
Angion Biomedica Corp.
51 Charles Lindbergh Boulevard
Uniondale, NY 11553

>   **Re: Angion Biomedica Corp.**
>   **Registration Statement on Form S-1**
>   **Exhibit Nos. 10.2, 10.3 and 10.4**
>   **Filed January 15, 2021**
>   **File No. 333-252177**

Dear Dr. Venkatesan:

    We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                Sincerely,

                                Division of Corporation Finance